UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTION “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2018).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date:    January 31, 2018

January 31, 2018

Sumitomo Mitsui Financial Group, Inc. (SMFG) Consolidated Financial Results for the Nine Months Ended December 31, 2017 <Under Japanese GAAP>

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: http://www.smfg.co.jp/english/

President and Group Chief Executive Officer: Takeshi Kunibe

Quarterly Securities Report (Shihanki hokokusho) issuing date: February 14, 2018

Investors meeting presentation for quarterly financial results: Not scheduled

Note:  Amounts less than one million yen have been rounded down.

1. Consolidated financial results (for the nine months ended December 31, 2017)

(1) Operating results

(Millions of yen, except per share data and percentages)

			Ordinary income		Ordinary profit		Profit attributable to owners of parent
Nine months ended December 31, 2017			¥4,263,194	13.5%	¥ 959,534	18.0%	¥648,125	19.0%
Nine months ended December 31, 2016			3,757,570	5.1	813,309	(9.6)	544,679	(13.0)
Notes:	1.	Comprehensive income:
		(a) for the nine months ended December 31, 2017: ¥ 1,146,410 million [87.4%]
		(b) for the nine months ended December 31, 2016: ¥ 611,811 million [7.6%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the same period in the previous fiscal year.
			Earnings per share		Earnings per share (Diluted)
Nine months ended December 31, 2017			¥ 459.53		¥ 459.18
Nine months ended December 31, 2016			398.38		398.07
(2) Financial position
					(Millions of yen, except percentages)
			Total assets		Net assets		Net assets ratio
December 31, 2017			¥ 208,147,072		¥ 12,126,642		5.1%
March 31, 2017			197,791,611		11,234,286		4.9
Notes:	1.	Stockholders’ equity:
		(a) as of December 31, 2017: ¥10,559,071 million (b) as of March 31, 2017: ¥9,731,538 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – non-controlling interests) / total assets} X 100

2. Dividends on common stock per share

(Yen)

	Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2017	¥ —	¥ 75	¥ —	¥ 75	¥ 150
Fiscal year ending March 31, 2018	—	80	—
Fiscal year ending March 31, 2018 (Forecast)				80	160
Note: Dividend forecast remains unchanged.

3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2018)

(Millions of yen, except per share data and percentage)

	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2018	¥630,000	(10.8)%	¥446.64

Notes:	1.	Earnings forecast remains unchanged.
	2.	Percentage shown in profit attributable to owners of parent is the increase (decrease) from the previous fiscal year.
	3.	Forecasted earnings per share is calculated by dividing forecasted profit attributable to owners of parent by the number of issued common stocks (excluding treasury stocks) as of December 31, 2017.

* Notes

(1) There were no changes in material consolidated subsidiaries in the period.

(2) Special accounting methods used for preparing quarterly consolidated financial statements were adopted.

Note: For more details, see page 2 “1. (1) Application of special accounting methods used for preparing quarterly consolidated financial statements.”

(3) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	: No

(b) Changes in accounting policies due to reasons other than above (a)	: Yes

(c) Changes in accounting estimates	: No

(d) Restatements	: No

Note: For more details, see page 2 “1. (2) Changes in accounting policies, changes in accounting estimates and restatements.”

(4) Number of shares issued (common stock)

	As of December 31, 2017	As of March 31, 2017
(a) Number of shares issued (including treasury stocks)	1,414,443,390 shares	1,414,055,625 shares
(b) Number of treasury stocks	3,897,405 shares	4,028,883 shares

	Nine months ended December 31, 2017	Nine months ended December 31, 2016
(c) Average number of shares issued in the period	1,410,405,576 shares	1,367,218,882 shares

Note on quarterly review process:

This report is out of the scope of the external auditor’s review procedure.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“SMFG”) and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of SMFG’s securities portfolio; incurrence of significant credit-related costs; SMFG’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as SMFG expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to SMFG’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

Appendix: Financial results for the nine months ended December 31, 2017 supplementary information

Sumitomo Mitsui Financial Group, Inc.

1. Matters related to summary information (Notes)

(1) Application of special accounting methods used for preparing quarterly consolidated financial statements

SMFG and certain domestic consolidated subsidiaries calculated tax expenses by multiplying Income before income taxes by an effective tax rate that was reasonably estimated by applying tax effect accounting to estimated Income before income taxes for the fiscal year ending March 31, 2018 including the period for the nine months ended December 31, 2017.

Amounts of Income taxes include Income taxes-deferred.

(2) Changes in accounting policies, changes in accounting estimates and restatements

SMFG and certain domestic consolidated subsidiaries calculated tax expenses based on “(1) Application of special accounting methods used for preparing quarterly consolidated financial statements” in order to prepare a Quarterly Securities Report promptly and effectively due to application of consolidated corporate-tax system from the three months ended June 30, 2017. This accounting method is not adopted retrospectively since the impact of this change is immaterial.

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated financial statements

    (1) Consolidated balance sheets

	Millions of yen
	March 31, 2017	December 31, 2017

Assets:
Cash and due from banks	¥46,865,538	¥51,736,588
Call loans and bills bought	1,872,144	1,723,354
Receivables under resale agreements	899,897	1,211,295
Receivables under securities borrowing transactions	8,760,390	8,608,776
Monetary claims bought	4,420,377	5,000,117
Trading assets	6,755,428	5,634,449
Money held in trust	3,439	2,019
Securities	24,631,792	25,824,067
Loans and bills discounted	80,237,322	81,898,006
Foreign exchanges	1,723,867	2,506,916
Lease receivables and investment assets	2,395,597	2,371,697
Other assets	7,355,845	8,388,281
Tangible fixed assets	3,101,642	3,555,169
Intangible fixed assets	946,506	915,449
Net defined benefit asset	314,922	334,674
Deferred tax assets	63,001	50,109
Customers’ liabilities for acceptances and guarantees	8,090,111	8,974,395
Reserve for possible loan losses	(646,215)	(588,296)

Total assets	¥197,791,611	¥208,147,072

Liabilities:
Deposits	¥117,830,210	¥123,191,265
Negotiable certificates of deposit	11,880,937	12,355,670
Call money and bills sold	2,088,019	1,906,331
Payables under repurchase agreements	2,715,752	4,044,271
Payables under securities lending transactions	7,444,655	7,749,857
Commercial paper	2,311,542	2,355,287
Trading liabilities	4,704,931	4,300,486
Borrowed money	10,786,713	10,724,416
Foreign exchanges	683,252	845,706
Short-term bonds	1,125,600	1,163,600
Bonds	8,129,232	9,092,211
Due to trust account	1,180,976	1,275,052
Other liabilities	6,880,273	7,232,149
Reserve for employee bonuses	77,375	44,700
Reserve for executive bonuses	3,045	—
Net defined benefit liability	59,110	46,499
Reserve for executive retirement benefits	2,347	1,971
Reserve for point service program	21,744	22,543
Reserve for reimbursement of deposits	15,464	6,413
Reserve for losses on interest repayment	156,775	104,890
Reserves under the special laws	1,745	2,186
Deferred tax liabilities	335,908	549,384
Deferred tax liabilities for land revaluation	31,596	31,136
Acceptances and guarantees	8,090,111	8,974,395

Total liabilities	186,557,325	196,020,430

Net assets:
Capital stock	2,337,895	2,338,743
Capital surplus	757,346	758,207
Retained earnings	5,036,756	5,466,542
Treasury stock	(12,913)	(12,518)

Total stockholders’ equity	8,119,085	8,550,974

Net unrealized gains (losses) on other securities	1,542,308	1,946,748
Net deferred gains (losses) on hedges	(42,077)	(53,732)
Land revaluation excess	38,109	37,554
Foreign currency translation adjustments	65,078	57,774
Accumulated remeasurements of defined benefit plans	9,034	19,752

Total accumulated other comprehensive income	1,612,453	2,008,096

Stock acquisition rights	3,482	3,200
Non-controlling interests	1,499,264	1,564,370

Total net assets	11,234,286	12,126,642

Total liabilities and net assets	¥197,791,611	¥208,147,072

Sumitomo Mitsui Financial Group, Inc.

    (2) Consolidated statements of income and consolidated statements of comprehensive income

        (Consolidated statements of income)

	Millions of yen

Nine months ended December 31	2016	2017

Ordinary income	¥3,757,570	¥4,263,194
Interest income	1,422,450	1,630,752
Interest on loans and discounts	1,039,171	1,118,367
Interest and dividends on securities	193,171	262,245
Trust fees	2,639	2,875
Fees and commissions	861,518	920,809
Trading income	170,373	189,951
Other operating income	1,171,155	1,342,725
Other income	129,433	176,077
Ordinary expenses	2,944,261	3,303,659
Interest expenses	402,875	579,960
Interest on deposits	134,586	211,728
Fees and commissions payments	128,569	142,416
Trading losses	—	2,270
Other operating expenses	922,935	1,120,407
General and administrative expenses	1,345,186	1,351,754
Other expenses	144,694	106,850

Ordinary profit	813,309	959,534

Extraordinary gains	29,556	628
Extraordinary losses	5,653	11,047

Income before income taxes	837,213	949,115

Income taxes	214,042	221,282

Profit	623,170	727,832

Profit attributable to non-controlling interests	78,491	79,707

Profit attributable to owners of parent	¥544,679	¥648,125

(Consolidated statements of comprehensive income)
	Millions of yen

Nine months ended December 31	2016	2017

Profit	¥623,170	¥727,832
Other comprehensive income	(11,358)	418,577
Net unrealized gains (losses) on other securities	149,146	420,110
Net deferred gains (losses) on hedges	(62,847)	(11,933)
Land revaluation excess	(6)	(0)
Foreign currency translation adjustments	(71,632)	2,767
Remeasurements of defined benefit plans	29,320	10,984
Share of other comprehensive income of affiliates	(55,338)	(3,351)

Total comprehensive income	611,811	1,146,410

Comprehensive income attributable to owners of parent	528,507	1,044,324
Comprehensive income attributable to non-controlling interests	83,304	102,086

    (3) Note on going concern

    Not applicable.

    (4) Material changes in stockholders’ equity

   Not applicable.

Sumitomo Mitsui Financial Group

Financial results

for the nine months

ended December 31, 2017

- Supplementary information -

Notes

1. Consolidated : Consolidated figures of Sumitomo Mitsui Financial Group, Inc. (“SMFG”)

2. Non-consolidated : Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

3. Capital ratio as of December 31, 2017 will be announced when it is fixed.

Sumitomo Mitsui Financial Group

1. Operating results

Consolidated				(Millions of yen)

		Nine months ended December 31, 2017 (A)	Change (A) - (B)	Nine months ended December 31, 2016 (B)
Consolidated gross profit	1	2,242,061	68,304	2,173,757
Net interest income	2	1,050,792	31,218	1,019,574
Trust fees	3	2,875	236	2,639
Net fees and commissions	4	778,392	45,443	732,949
Net trading income	5	187,681	17,308	170,373
Net other operating income	6	222,318	(25,901)	248,219
General and administrative expenses	7	(1,351,754)	(6,568)	(1,345,186)
Equity in gains (losses) of affiliates	8	40,110	21,350	18,760

Consolidated net business profit	9	930,417	83,087	847,330

Total credit cost	10	(51,947)	16,075	(68,022)
Credit costs	11	(76,892)	5,488	(82,380)
Write-off of loans	12	(73,559)	(14,982)	(58,577)
Provision for reserve for possible loan losses	13	—	14,274	(14,274)
Others	14	(3,333)	6,195	(9,528)
Gains on reversal of reserve for possible loan losses	15	17,062	17,062	—
Recoveries of written-off claims	16	7,881	(6,477)	14,358
Gains (losses) on stocks	17	88,997	47,242	41,755
Other income (expenses)	18	(7,934)	(181)	(7,753)

Ordinary profit	19	959,534	146,225	813,309

Extraordinary gains (losses)	20	(10,419)	(34,322)	23,903
Gains (losses) on disposal of fixed assets	21	(3,147)	(989)	(2,158)
Losses on impairment of fixed assets	22	(6,830)	(3,687)	(3,143)
Gains on step acquisitions	23	—	(29,325)	29,325
Income before income taxes	24	949,115	111,902	837,213
Income taxes	25	(221,282)	(7,240)	(214,042)
Profit	26	727,832	104,662	623,170
Profit attributable to non-controlling interests	27	(79,707)	(1,216)	(78,491)

Profit attributable to owners of parent	28	648,125	103,446	544,679

Notes: 1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.
2. Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)
+ (Trading income - Trading losses) + (Other operating income - Other operating expenses)
3. Amounts of Income taxes include Income taxes-deferred.

Number of consolidated subsidiaries and affiliates
		December 31, 2017		March 31, 2017
			Change
Consolidated subsidiaries	29	372	18	354
Equity method affiliates	30	57	3	54

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)

		Nine months ended December 31, 2017 (A)	Change (A) - (B)	Nine months ended December 31, 2016 (B)
Gross banking profit	1	1,062,309	(211,407)	1,273,716
Net interest income	2	709,389	(164,315)	873,704
Trust fees	3	1,552	91	1,461
Net fees and commissions	4	236,297	(3,116)	239,413
Net trading income	5	43,390	2,739	40,651
Net other operating income	6	71,679	(46,807)	118,486

Gains (losses) on bonds	7	21,959	(29,045)	51,004
Expenses (excluding non-recurring losses)	8	(606,451)	10,184	(616,635)
Personnel expenses	9	(249,472)	984	(250,456)
Non-personnel expenses	10	(319,677)	6,773	(326,450)
Taxes	11	(37,302)	2,426	(39,728)

Banking profit (before provision for general reserve for possible loan losses)	12	455,858	(201,222)	657,080

Gains (losses) on bonds	13	21,959	(29,045)	51,004

Provision for general reserve for possible loan losses	14	—	—	—
Banking profit	15	455,858	(201,222)	657,080
Non-recurring gains (losses)	16	102,261	84,926	17,335
Credit costs	17	(6,326)	(1,902)	(4,424)
Gains on reversal of reserve for possible loan losses	18	41,484	41,398	86
Recoveries of written-off claims	19	47	(6,702)	6,749
Gains (losses) on stocks	20	83,712	32,731	50,981
Gains on sales of stocks	21	89,502	20,450	69,052
Losses on sales of stocks	22	(1,780)	8,213	(9,993)
Losses on devaluation of stocks	23	(4,009)	4,069	(8,078)
Other non-recurring gains (losses)	24	(16,655)	19,402	(36,057)

Ordinary profit	25	558,119	(116,297)	674,416

Extraordinary gains (losses)	26	(5,830)	(1,718)	(4,112)
Gains (losses) on disposal of fixed assets	27	(133)	1,098	(1,231)
Losses on impairment of fixed assets	28	(5,696)	(2,816)	(2,880)
Income before income taxes	29	552,289	(118,014)	670,303
Income taxes	30	(119,596)	7,474	(127,070)

Net income	31	432,693	(110,540)	543,233

Total credit cost (14+17+18+19)	32	35,204	32,794	2,410
Provision for general reserve for possible loan losses	33	25,775	10,245	15,530
Write-off of loans	34	(4,726)	(4,493)	(233)
Provision for specific reserve for possible loan losses	35	15,487	31,065	(15,578)
Losses on sales of delinquent loans	36	(1,600)	2,591	(4,191)
Provision for loan loss reserve for specific overseas countries	37	221	86	135
Recoveries of written-off claims	38	47	(6,702)	6,749

Notes:	1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.
2. Amounts of Income taxes include Income taxes-deferred.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated						(%)
	Nine months ended					Nine months ended December 31, 2016 (B)
	December 31, 2017 (A)				Change (A) - (B)
	April 1 - June 30	July 1 - September 30	October 1 - December 31
Interest earned on loans and bills discounted (a)	0.99	0.98	0.98	0.98	(0.08)	1.06
Interest paid on deposits, etc. (b)	0.00	0.00	0.00	0.00	(0.01)	0.01
Interest spread (a) - (b)	0.99	0.98	0.98	0.98	(0.07)	1.05

Reference: After excluding loans to the Japanese government, etc.
Interest earned on loans and bills discounted (c)	1.04	1.02	1.01	1.02	(0.10)	1.12
Interest spread (c) - (b)	1.04	1.02	1.01	1.02	(0.09)	1.11

3. Non-performing loans (NPLs) based on the Financial Reconstruction Act

Consolidated		(Billions of yen)
		December 31, 2017		March 31, 2017
			Change from March 31, 2017
Bankrupt and quasi-bankrupt assets	1	127.5	(33.2)	160.7
Doubtful assets	2	457.7	(33.7)	491.4
Substandard loans	3	245.3	(30.3)	275.6
Total (A)	4	830.5	(97.2)	927.7

Normal assets	5	94,985.8	3,410.6	91,575.2
Grand total (B)	6	95,816.3	3,313.4	92,502.9
				(%)
NPL ratio (A/B)	7	0.87	(0.13)	1.00

Amount of direct reduction		295.5	7.4	288.1

SMBC non-consolidated		(Billions of yen)
		December 31, 2017		March 31, 2017
			Change from March 31, 2017
Bankrupt and quasi-bankrupt assets	8	84.2	(34.2)	118.4
Doubtful assets	9	314.0	(33.4)	347.4
Substandard loans	10	84.4	(17.5)	101.9
Total (A)	11	482.6	(85.1)	567.7

Normal assets	12	88,997.1	2,586.5	86,410.6
Grand total (B)	13	89,479.7	2,501.4	86,978.3
				(%)
NPL ratio (A/B)	14	0.54	(0.11)	0.65

Amount of direct reduction		109.6	(0.2)	109.8

	Note: NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

Sumitomo Mitsui Financial Group

4. Unrealized gains (losses) on securities

Consolidated							(Billions of yen)
		December 31, 2017					March 31, 2017
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from Mar. 2017	Gains	Losses
Held-to-maturity securities	1	382.3	2.7	(4.2)	2.7	0.0	1,173.4	6.9
Other securities	2	25,632.3	2,792.5	603.8	2,957.7	165.2	23,616.8	2,188.7
Stocks	3	4,231.1	2,461.6	539.8	2,473.8	12.2	3,757.8	1,921.9
Bonds	4	11,518.9	43.9	(16.5)	54.5	10.6	10,181.4	60.4
Japanese government bonds	5	8,584.7	11.0	(13.5)	17.8	6.8	7,293.9	24.5
Others	6	9,882.3	286.9	80.5	429.4	142.5	9,677.7	206.5
Foreign bonds	7	7,042.2	(125.0)	(14.4)	13.7	138.7	7,063.7	(110.6)
Other money held in trust	8	2.0	—	—	—	—	3.4	—
Total	9	26,016.7	2,795.1	599.5	2,960.3	165.2	24,793.7	2,195.6
Stocks	10	4,231.1	2,461.6	539.8	2,473.8	12.2	3,757.8	1,921.9
Bonds	11	11,901.2	46.6	(20.7)	57.2	10.6	11,354.8	67.3
Others	12	9,884.3	286.9	80.5	429.4	142.5	9,681.1	206.5

SMBC non-consolidated							(Billions of yen)
		December 31, 2017					March 31, 2017
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from Mar. 2017	Gains	Losses
Held-to-maturity securities	13	110.1	1.6	(3.5)	1.6	—	900.2	5.1
Stocks of subsidiaries and affiliates	14	3,360.9	25.1	23.8	47.5	22.4	3,222.6	1.2
Other securities	15	22,908.4	2,416.3	522.8	2,561.4	145.1	20,914.4	1,893.5
Stocks	16	3,914.3	2,294.0	505.0	2,305.3	11.3	3,474.5	1,789.0
Bonds	17	11,165.3	40.9	(16.6)	52.1	11.2	9,699.1	57.5
Japanese government bonds	18	8,460.6	10.4	(13.1)	17.0	6.6	7,109.5	23.5
Others	19	7,828.9	81.4	34.4	204.0	122.6	7,740.8	47.0
Foreign bonds	20	5,487.5	(110.6)	(14.3)	9.9	120.4	5,587.0	(96.2)
Total	21	26,379.4	2,442.9	543.1	2,610.5	167.6	25,037.2	1,899.8
Stocks	22	4,604.3	2,312.7	520.2	2,327.2	14.6	4,164.0	1,792.5
Bonds	23	11,275.3	42.4	(20.1)	53.7	11.2	10,599.3	62.5
Others	24	10,499.8	87.8	43.1	229.5	141.8	10,273.9	44.7

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”
	2.	Stocks within Other securities and foreign stocks within Others of Other securities are valuated with the average market price during the final month of the period. The rest of the securities are valuated at market prices as of the balance sheet date.
	3.	Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.
	4.	Floating-rate Japanese government bonds which SMBC holds as Other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25).

Sumitomo Mitsui Financial Group

5. Overview of derivative transactions (under deferred hedge accounting)

SMBC non-consolidated	(Billions of yen)

	December 31, 2017				March 31, 2017

	Assets	Liabilities	Net assets	Net deferred gains (losses)	Assets	Liabilities	Net assets	Net deferred gains (losses)
Interest rate swaps	78.8	45.1	33.7	(38.3)	238.5	199.4	39.0	(17.5)
Currency swaps	35.5	100.9	(65.4)	(22.7)	118.2	298.7	(180.5)	(11.1)
Others	6.9	0.1	6.8	(24.5)	0.2	2.5	(2.3)	(20.7)
Total	121.2	146.1	(24.9)	(85.6)	356.9	500.6	(143.7)	(49.3)

Notes:	1. Derivative transactions are valuated at fair value on the balance sheet.

2. SMBC applies deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Reports No. 24 and No. 25.

3. Figures for Net deferred gains (losses) are those before application of tax effect accounting.

Reference: Notional amounts of interest rate swaps (under deferred hedge accounting), classified by remaining maturity

(Billions of yen)

	December 31, 2017				March 31, 2017

	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate /payable floating rate	5,061.7	22,005.9	7,149.6	34,217.2	3,579.4	23,950.3	6,475.2	34,004.9
Receivable floating rate /payable fixed rate	2,541.4	7,943.8	6,944.1	17,429.3	2,377.9	9,178.6	6,586.7	18,143.2
Total	7,603.1	29,949.8	14,093.7	51,646.5	5,957.3	33,128.9	13,061.9	52,148.1

6. Deposits and loans

SMBC non-consolidated				(Billions of yen)
			March 31, 2017	Reference: September 30, 2017
	December 31, 2017	Change from March 31, 2017
Domestic deposits	90,991.4	3,251.1	87,740.3	89,104.6
Individual	45,658.6	2,016.5	43,642.1	44,426.5
Note : The figures above exclude negotiable certificates of deposit and Japan offshore banking accounts.
Loans and bills discounted	76,736.0	1,150.7	75,585.3	76,231.8
Domestic offices (excluding offshore banking accounts)	53,925.0	(577.8)	54,502.9	53,597.5
Overseas offices and offshore banking accounts	22,811.0	1,728.6	21,082.4	22,634.3
7. ROE
Consolidated			(%)
	Nine months ended December 31, 2017		Nine months ended December 31, 2016
		Change
ROE (denominator: Total stockholders’ equity)	10.3	0.8	9.5

Note :		(Profit attributable to owners of parent) X (Number of days in a year (365 days)) /
ROE	=	(Number of days in the period (275 days))	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2